EXHIBIT 4.2

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The authorized capital stock of BayCom Corp, a California corporation (“BayCom,” the “Company,” “we,” “us” or “our”), currently consists of:

●	100,000,000 shares of common stock, no par value per share; and

●	10,000,000 shares of preferred stock, no par value per share.

No shares of our preferred stock are currently outstanding. The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “BCML.”

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and to applicable provisions of law.

Common Stock — General

General. Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock. Holders of shares of BayCom common stock have the rights set forth in its articles of incorporation, bylaws and California law.

Dividends and Distributions. The payment of dividends is subject to the restrictions set forth in the California General Corporation Law division of the California Corporations Code (the “CGCL”). The CGCL provides that neither a company nor any of its subsidiaries shall make any distribution to its shareholders unless: (i) the amount of retained earnings of the company immediately prior to the distribution equals or exceeds the sum of (A) the amount of the proposed distribution plus (B) the preferential dividends arrears amount, or (ii) immediately after the distribution, the value of the company’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.

Further, it is the policy of the Federal Reserve Board that bank holding companies, such as BayCom, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve Board’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries.

Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. The payment of dividends by BayCom will depend on the company’s net income, financial condition, regulatory requirements and other factors, including the results of operation of its wholly owned banking subsidiary, United Business Bank.

Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of BayCom to all other securities and indebtedness of BayCom.

Upon any voluntary or involuntary liquidation, dissolution or winding up of BayCom, the holders of our common stock are entitled to share equally, on a per share basis, in all of BayCom’s assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.

Preemptive Rights. Holders of our common stock do not have any preemptive rights.

Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

Redemption. We have no obligation or right to redeem our common stock.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, or the BHC Act, generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of United Business Bank. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of United Business Bank. In addition, the Change in Bank Control Act of 1978, as amended, or the CBC Act, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law

California law, federal banking regulations and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Federal Banking Regulations. Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer “controls” the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.

California Law. Under the CGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. BayCom’s current articles of incorporation and bylaws do not set higher limits.

We are subject to the provisions of Section 1203 of the CGCL, which contains provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control in which our shareholders could receive a premium for their shares or other changes in our management. First, if an “interested person” makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested person” if the person directly or indirectly controls BayCom, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If, after receiving an offer from such an “interested person”, BayCom receives a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested person” offer.

Authorized But Unissued Capital Stock. Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that special meetings of shareholders may only be called by BayCom’s board of directors, the chairperson of the board of directors, the president or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or proposes for which the meeting is being called.

Advance Notice Provisions. Our bylaws provide that nominations for directors must be made in accordance with the provisions of the bylaws, which generally require, among other things, that such nominations be provided in writing to BayCom’s president by the later of: (i) the close of business 21 days prior to the meeting of shareholders called for the election of directors, or (ii) 10 days after the date of mailing of the notice of meeting to shareholders, and that the notice to BayCom’s president contain certain information about the shareholder and the director nominee.

Filling of Board Vacancies; Removals. Any vacancies on our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until the next annual meeting and until the director’s successor has been elected and qualified. However, a vacancy created on the board by the removal of a director may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

New or Amendment of the Bylaws. New bylaws may be adopted, or the bylaws may be amended or repealed, by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Except for changing the range of directors set forth in our bylaws which is currently set at five (5) to nine (9), the bylaws may be altered, amended or repealed by our board of directors without prior notice to or approval by shareholders, except as otherwise may be required by California law.

Voting Provisions. Our articles do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of its assets or other similar transaction. Accordingly, we will be able to consummate a change in control transaction or sell all or substantially all of the Company’s assets by obtaining the affirmative vote of the holders of shares of BayCom capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.